SEC FILE NO. 70-7670







                          SECURITIES AND EXCHANGE COMMISSION


                               WASHINGTON, D.C.  20549












                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS









                                      GPU, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


          -----------------------------------x
                                             :
                    In the Matter of         :
                                             :    Certificate
                    GPU, Inc.                :    Pursuant to
                                             :    Rule 24 of Partial
                    File No. 70-7670         :    Completion of
                                             :    Transactions
               (Public Utility Holding       :
                 Company Act of 1935)        :
                                             :
          -----------------------------------x


          To the Members of the Securities and Exchange Commission:

                    The  undersigned, GPU,  Inc. ("GPU"),  hereby certifies
          pursuant to Rule 24 ("Rule 24") of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act") that certain of the transactions proposed in the Application filed in SEC File No. 70-7670 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated October 23, 1989 and Supplemental Order dated December 8, 1995 (collectively, the "Orders"), with respect to said Application as follows:
          1. Pursuant to the Orders, GPU has been authorized to issue and sell, from time-to-time through December 31, 2000, up to 2,500,000 shares (without giving effect to a two-for-one stock split by way of stock dividend effective May 29, 1991) of its common stock, par value $2.50 per share (the "Common Stock"), pursuant to a dividend reinvestment and stock purchase plan (the "Plan") described in the Prospectus included as part of a
          Registration Statement on Form S-3, No. 33-30765, as amended, filed under the Securities Act of 1933.
          2. On July 31, 1996, GPU issued and sold from previously reacquired shares a total of 2,349 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $33.1375 per share, or an aggregate of $77,839.99 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.
          3. On August 28, 1996, GPU issued and sold from previously reacquired shares a total of 41,913 shares of Common Stock to Plan participants who made optional cash payments to the Plan and/or reinvested dividends in accordance with its terms. GPU sold such shares at a price of $32.450 per share, or an aggregate of $1,360,076.85 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street





          Journal for  New York  Stock Exchange Composite  Transactions for
          the
          ten trading days immediately preceding such date.
               On September 25, 1996, GPU issued and sold from previously reacquired shares a total of 2,700 shares of Common Stock to Plan participants who made optional cash payments to the Plan in accordance with its terms. GPU sold such shares at a price of $31.0969 per share, or an aggregate of $83,961.56 which represents the average of the daily high and low sale prices of the Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the ten trading days immediately preceding such date.
          5. To summarize, to date GPU has sold a total of 733,273 previously reacquired shares of Common Stock pursuant to the Plan.














































                                      SIGNATURE

                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        GPU, INC.





                                        By:_________________________________
                                           T. G. Howson, Vice President and
                                           Treasurer


          Date: October 2, 1996